VIKING ENERGY GROUP, INC.

15915 Katy Freeway, Suite 450

Houston, TX 77094

Tel (281) 404-4387

September 21, 2022

Attn: Liz Packebusch; Karina Dorin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Re:	Viking Energy Group, Inc. Registration Statement on Form S-3 File No. 333-260963

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Monday, September 26, 2022, at 4:30 p.m. EDT, or as soon thereafter as is practicable.

The Registrant authorizes Lance Brunson of Brunson Chandler & Jones, PLLC, outside counsel to the Registrant, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Commission. Please call Mr. Brunson at (801) 303-5737 to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter.

Thank you for your assistance.

Sincerely,

Viking Energy Group, Inc.

/s/ James Doris

James Doris

Chief Executive Officer